June 18, 2008

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Celera Corporation
Amendment No. 5 to Registration Statement on Form S-1/A
Filed on June 16, 2008
File No. 333-149457

Dear Mr. Riedler:

On behalf of Celera Corporation, a Delaware corporation (the “Company”), we submit this letter to respond to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) to the above-referenced Registration Statement (the “Registration Statement”) set forth in the Staff’s letter to Ms. Kathy Ordoñez of June 16, 2008 (the “Comment Letter”).  Enclosed please find two (2) copies of Amendment No. 6 (“Amendment No. 6”) to the Registration Statement, as filed electronically with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 5 to the Registration Statement filed with the Commission on June 16, 2008.  Also enclosed for the convenience of the Staff are two (2) paper copies of the exhibits to the Registration Statement filed with the Commission today with Amendment No. 6, some of which have been filed in redacted form, subject to requests for confidential treatment submitted to the Staff on the date hereof pursuant to Rule 406 under the Securities Act of 1933, as amended (the “Securities Act”).

The changes reflected in Amendment No. 6 include those made in response to the Comments and other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, the Company has restated in italics each of the Comments and each of the Company’s responses are set forth immediately below the Comment to which they relate.  Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 6.  All references to page numbers in the Company’s responses correspond to the page numbers in Amendment No. 6.

Amendment No. 5 to Form S-1/A

Draft Opinion

1.                                       Q.                                    We note your response to Comment 3 and have the following comment.  Please expand your tax opinion as follows.

•                                          Please identify the Sections of the Code pursuant to which tax counsel believes the transaction is likely to be a tax-free exchange to holders of Celera tracking stock;

A.                                   In response to the Staff’s comment, we have revised our draft opinion regarding certain tax matters (the “Tax Opinion”) and the related disclosure contained in Amendment No. 6 accordingly.

•                                          As your opinion and the disclosure in the prospectus both indicate there is doubt as to the tax free nature of the transaction, counsel should address the degree of uncertainty as well as the circumstances that cause the uncertainty to exist.  For example, if counsel believes that it is more likely than not that the transaction will be tax-free to holders of Celera tracking stock, they should revise the opinion accordingly.  If counsel is not able to conclude that it is more likely than not that the transaction will be tax-free, it appears that counsel is not prepared to render a substantive opinion;

A.                                   As discussed with the Staff on June 16, with respect to the tax-free nature of the split-off to Celera Group tracking stock holders, our Tax Opinion indicates a level of risk that is significant, but that does not, in our view, warrant the issuance of an opinion that expresses the likelihood of tax-free treatment as “more likely than not”.

•                                          Assuming that counsel believes that it is more likely than not that the transaction will be tax-free to Celera tracking stock holders, the opinion should nevertheless be expanded to identify and explain the two alternate non-tax free treatment of the transaction; and

A.                                   In response to the Staff’s comment, we have revised our Tax Opinion and the related disclosure contained in Amendment No. 6 accordingly.

•                                          The tax opinion should identify the individual circumstances that would cause a holder’s tax liability to be alternatively computed as (1) the difference between the fair value of the Celera common received and the holder’s basis in the tracking stock, or (2) a distribution equal to the fair market value of the Celera common stock received.

A.                                   As discussed above, we do not believe that the level of risk is such that warrants an opinion that tax-free treatment is “more likely than not”; however, in response to the Staff’s comment, we have revised our Tax Opinion to identify and explain the two alternate circumstances that would result in non-tax free treatment of the transaction.

We would appreciate the Staff’s continued efforts in working with us toward the goal of having the Registration Statement declared effective today, so that the Company can mail copies of the prospectus to holders of Celera Group tracking stock in order to consummate the separation on July 1.  Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180.  Facsimile transmissions may be made to the undersigned at (302) 651-3001.

Very truly yours,

/s/ Allison L. Land

Allison L. Land

cc:	Kathy Ordoñez
William B. Sawch